Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

               Vasogen Appoints the President of Quest Diagnostics
                            to its Board of Directors

Toronto, Ontario (March 6, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) is pleased to announce the appointment of Surya N. Mohapatra, Ph.D., to Vasogen's Board of Directors. Dr. Mohapatra is the President and Chief Operating Officer of Quest Diagnostics Incorporated (NYSE: DGX). Vasogen and Quest Diagnostics recently concluded a strategic alliance for the joint commercialization of Vasogen's immune modulation therapy in the United States.

"I am very pleased that Dr. Mohapatra has joined us as a member of Vasogen's Board," said William Grant, Vasogen's Chairman and a director of Quest
Diagnostics. "Working with Surya over the last several years, as Quest Diagnostics has grown into a major force in U.S. healthcare, I've gained the utmost respect for his abilities and vision. His contribution to the Company will prove invaluable as Vasogen and Quest Diagnostics advance the commercial development of immune modulation therapy in the U.S."

Dr. Mohapatra was appointed to the position of President and Chief Operating Officer of Quest Diagnostics in June 1999. Prior to joining Quest Diagnostics in February 1999 as Senior Vice-President and Chief Operating Officer, he was Senior Vice-President and a member of the Executive Committee of Picker International, a worldwide leader in the design, manufacture, and marketing of advanced medical imaging technologies, such as CT, MRI, Nuclear Medicine, X-Ray, PACS, and Image-Guided Surgery. Dr. Mohapatra served in various executive positions during his 18-year tenure. Dr. Mohapatra combines an exceptionally strong background in U.S. and international operations and senior management, with a Ph.D. in medical physics from the University of London and the Royal College of Surgeons of England.


     Vasogen is developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.